AP 6/3



SEC [barcode] COMMISSION 49

13031790

SEC Mail Processing Section MAY 30 2013 Washington DC 401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-50309

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 4/1/12 and ending 3/31/13

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BOE Securities, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1500 JFK Boulevard, Suite 1815
(No. and Street)

Philadelphia	PA	19102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Bufus Outlaw (215) 568-5500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

CD 6/10/13

OATH OR AFFIRMATION

I, **Bufus Outlaw**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of BOE Securities, Inc. as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

President
Title



Notary Public

05/17/2013


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JENNA E DIETRICH
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Nov 7, 2016

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOE SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2013

BOE SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2013


DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
BOE Securities Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of BOE Securities Inc. (the Company) as of March 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BOE Securities Inc. as of March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
May 16, 2013

BOE SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2013

ASSETS

Cash and cash equivalents	$ 553,332
Receivable from broker/dealers	134,496
Other assets	4,191
TOTAL ASSETS	$ 692,019

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 225,468
SHAREHOLDER'S EQUITY	
Common stock	$ 1,000
Additional paid-in capital	461,000
Retained earnings	4,551
Total Shareholder's Equity	$ 466,551
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 692,019

The accompanying notes are an integral part of this financial statement.

BOE SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED MARCH 31, 2013

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - BOE Securities Inc. (the "Company") is a wholly-owned subsidiary of The BOE Group Inc. and was incorporated in the state of Pennsylvania on April 28, 1997. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis which is the same business date as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at several financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value cash equivalents on the statement of financial condition.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ACTIVITIES

The Company converted 147,443 shares of non-voting preferred stock ($1 par value) for $147,443 with the shareholders of the Parent, The BOE Group Inc. in exchange for additional capital contributions. This transaction has been accounted for as non-cash on the statement of cash flows.

NOTE 4 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of The BOE Group Inc. (Parent). The Company is also affiliated through common ownership and management with BOE Research Services, Inc. and BOE Research Pvt. Ltd. (India).

Expenses incurred to The BOE Group Inc. were $215,035 for the year ended March 31, 2013. These amounts are included in management fees on the statement of income.

Expenses incurred to BOE Research Pvt. Ltd. (India) were $89,460 for the year ended March 31, 2013. This amount is included in other expenses on the statement of income.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2013, the Company's net capital and required net capital were $462,360 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 49%.

NOTE 6 - INCOME TAXES

The Company reports its income for federal income tax purposes on a consolidated basis with the income of its Parent company, The BOE Group Inc. (an "S" Corporation effective August 2012). The Parent assumes all liability for the income tax expense of the consolidated group.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2009.

NOTE 7 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK

The Company has entered into agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. As part of the terms of the agreement between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 7 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK - *(Continued)*

One of the aforementioned agreements requires $100,000 to be held as a clearing deposit. This amount is included in Receivable from broker/dealers on the statement of financial condition. Minimum net capital requirements and other items are included in the aforementioned agreements.

NOTE 8 - OTHER

90% of the Company's commission revenue and research fees were derived from transactions on behalf of three customers.

NOTE 9 - LEASE COMMITMENTS

Minimum annual rentals under a noncancellable lease for office space, expiring April 30, 2018, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2014	$ 30,616
2015	21,192
2016	21,640
2017	22,089
2018	22,537
	$ 118,074

Occupancy rent expense for the year ended March 31, 2013 was $52,846.

The Company has an agreement for communication services which requires the Company to make minimum payments of $1,975 per month through August 2013.